Attachment to N-SAR Sub-Item 77D (KYN)

On March 21, 2012, the Registrant modified its non-fundamental investment policy to make clear that it may invest under its policy up to 5% of its total assets in unrated debt securities or debt securities that are rated less than B- / B3 of public or private companies.